e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

03032173

SUPPL

03 SEP 23 AM 7:21

By DHL

Date: 18 September 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen:

Re : e-Kong Group Limited – SEC File No. 082-34653
Information Furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax (852) 3101 0194 for your convenience.

Should you have any questions concerning the foregoing, please contact the undersigned at (852) 3101 3047.

Yours sincerely
For and on behalf of
e-Kong Group Limited

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Lim Shyang Guey
Director

9/23

Enclosures

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

03 SEP 23 AM 7:21

US Sec – File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 18 September 2003

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED
pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")

	Document	Date	Entity
1.	Interim Report – 2003	September 03, 2003	SEHK (pursuant to Listing Rules)
2.	Announcement of the Interim Results for the six months ended 30 June 2003	September 03, 2003	SEHK (pursuant to Listing Rules)
3.	Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 August 2003	September 08, 2003	SEHK (pursuant to Listing Rules)
4.	Announcement on Distribution of Corporate Communications	September 09, 2003	SEHK (pursuant to Listing Rules)
5.	A letter to shareholders regarding distribution of Corporate Communications of the Company	September 09, 2003	SEHK (pursuant to Listing Rules)
6.	Instruction slip for distribution of Corporate Communications	Undated	SEHK (pursuant to Listing Rules)

2003 Interim Report



e-KONG 港

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2003, together with comparative figures for the corresponding period in 2002. The results are unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

Condensed Consolidated Income Statement

	Note	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Turnover	2	**201,173**	140,592
Cost of sales		**(116,306)**	(102,909)
Gross profit		**84,867**	37,683
Other revenue	3	**630**	1,261
		85,497	38,944
Distribution costs		**(20,048)**	(12,736)
Business promotion and marketing expenses		**(3,025)**	(3,767)
Operating and administrative expenses		**(48,106)**	(78,756)
Depreciation and amortisation		**(22,538)**	(22,686)
Loss from operations	5	**(8,220)**	(79,001)
Finance costs		**(111)**	(770)
Provision for diminution in value of investment securities		**–**	(26,882)
Unrealised holding loss on other investments		**–**	(8,675)
Loss from ordinary activities before taxation		**(8,331)**	(115,328)
Taxation	6	**–**	–
Net loss attributable to shareholders		**(8,331)**	(115,328)
		HK$	*HK$*
Loss per share	7		
Basic		**(1.77) cents**	(47.2) cents
Diluted		**N/A**	N/A
		HK$'000	*HK$'000*
EBITDA	8	**14,318**	(56,315)

Condensed Consolidated Balance Sheet

	Note	As at 30 June 2003 (Unaudited) HK$'000	As at 31 December 2002 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	9	**170,382**	190,730
Investment securities		**3,452**	3,452
		173,834	194,182
Current assets			
Other investments		**-**	91
Trade and other receivables	10	**51,247**	51,908
Pledged deposits		**5,246**	7,740
Bank balances and cash		**29,920**	31,055
		86,413	90,794
Current liabilities			
Trade and other payables	11	**68,426**	81,210
Current portion of obligations under finance leases		**3,322**	6,566
		71,748	87,776
Net current assets		**14,665**	3,018
Total assets less current liabilities		**188,499**	197,200
Long-term liabilities			
Obligations under finance leases		**460**	830
NET ASSETS		**188,039**	196,370
CAPITAL AND RESERVES			
Issued capital		**4,709**	4,709
Reserves		**183,330**	191,661
		188,039	196,370

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2003

	Share capital (Unaudited) HK$'000	Share premium (Unaudited) HK$'000	Exchange reserve (Unaudited) HK$'000	Capital redemption reserve (Unaudited) HK$'000	Contributed surplus (Unaudited) HK$'000	Accumulated losses (Unaudited) HK$'000	Total (Unaudited) HK$'000
As at 1 January 2002	103,665	1,187,241	(7)	6	–	(933,595)	357,310
Preference shares converted to shares	(9,680)	–	–	–	–	–	(9,680)
Shares issued upon preference shares conversion	194	9,486	–	–	–	–	9,680
Reduction of nominal value of shares from HK$0.02 each to HK$0.0005 each	(91,824)	–	–	91,824	–	–	–
Capital reorganisation	–	(1,196,239)	–	(91,824)	607,462	680,601	–
Shares issued at premium on rights issue	2,354	25,899	–	–	–	–	28,253
Share issue expenses	–	(2,926)	–	–	–	–	(2,926)
Exchange difference on translation of foreign subsidiaries	–	–	7	–	–	–	7
Net loss attributable to shareholders	–	–	–	–	–	(186,274)	(186,274)
As at 31 December 2002	4,709	23,461	–	6	607,462	(439,268)	196,370
Net loss attributable to shareholders	–	–	–	–	–	(8,331)	(8,331)
As at 30 June 2003	**4,709**	**23,461**	**–**	**6**	**607,462**	**(447,599)**	**188,039**

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash generated from/(used in) operating activities	**2,084**	(76,223)
Net cash used in investing activities	**(2,190)**	(18,769)
Net cash used in financing activities	**(3,614)**	(6,028)
Net decrease in cash and cash equivalents	**(3,720)**	(101,020)
Cash and cash equivalents as at 1 January	**38,886**	166,193
Cash and cash equivalents as at 30 June	**35,166**	65,173
Analysis of the balances of cash and cash equivalents		
Pledged deposits	**5,246**	7,714
Bank balances and cash	**29,920**	33,120
Other investments	**–**	24,339
	35,166	65,173

Notes to the Condensed Financial Statements

For the six months ended 30 June 2003

1. Basis of preparation and accounting policies

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements under Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover and segmental information

The analysis of the Group's turnover and results by principal business activities and geographical area of operations during the period are as follows:

(a) *by business segments:*

	Six months ended 30 June					
	2003			2002		
	Telecom-munication services (Unaudited) *HK$'000*	**Others (Unaudited) *HK$'000***	**Consolidated (Unaudited) *HK$'000***	Telecom-munication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**198,006**	**3,167**	**201,173**	131,187	9,405	140,592
Result						
Loss from operations	**(1,112)**	**(1,004)**	**(2,116)**	(62,708)	(8,477)	(71,185)
Finance costs			**(111)**			(770)
Other operating income and expenses			**(6,104)**			(7,816)
Provision for diminution in value of investment securities			–			(26,882)
Unrealised holding loss on other investments			–			(8,675)
Net loss attributable to shareholders			**(8,331)**			(115,328)

(b) *by geographical segments:*

	Six months ended 30 June					
	2003			2002		
	Asia Pacific (Unaudited)	**North America (Unaudited)**	**Consolidated (Unaudited)**	Asia Pacific (Unaudited)	North America (Unaudited)	Consolidated (Unaudited)
	HK$'000	***HK$'000***	***HK$'000***	*HK$'000*	*HK$'000*	*HK$'000*
Turnover						
External sales	**71,457**	**129,716**	**201,173**	64,249	76,343	140,592
Result						
Profit/(Loss) from operations	**1,641**	**(3,757)**	**(2,116)**	(14,264)	(56,921)	(71,185)
Finance costs			**(111)**			(770)
Other operating income and expenses			**(6,104)**			(7,816)
Provision for diminution in value of investment securities			–			(26,882)
Unrealised holding loss on other investments			–			(8,675)
Net loss attributable to shareholders			**(8,331)**			(115,328)

3. Other revenue

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Interest income	**34**	248
Gain on disposal of discontinued operations	**382**	–
Others	**214**	1,013
	630	1,261

4. Discontinued operations

In January 2003, the Group entered into a sale and purchase agreement with an independent third party to dispose of two of the Company's wholly-owned subsidiaries at a consideration of HK$1.5 million. Upon disposal of the two subsidiaries, which were engaged in the business of provision of event management services, the corporate management services business of the Group has been discontinued since January 2003.

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net assets disposed of:		
Total assets	**2,849**	–
Total liabilities	**(1,896)**	–
	953	–
Cost incurred	**165**	–
Gain on disposal of subsidiaries	**382**	–
Cash consideration	**1,500**	–

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Cash consideration	**1,500**	–
Cash and cash equivalents disposed of	**(210)**	–
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	**1,290**	–

5. Loss from operations

This was arrived at after crediting:

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Gain on disposal of other investments	**12**	65

6. Taxation

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profit for the period (30 June 2002: Nil).

7. **Loss per share**

The calculation of basic loss per share for the six months ended 30 June 2003 was based upon the consolidated loss attributable to shareholders of HK$8,331,000 (30 June 2002: HK$115,328,000) and on the weighted average number of 470,894,200 (30 June 2002: 244,361,624) ordinary shares in issue during the period.

The fully diluted loss per share for the six months ended 30 June 2002 and 2003 are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amount of the loss per share has been adjusted for the effect of the share consolidation and the rights issue of 235,447,100 shares of the Company during the year of 2002.

8. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, provision for diminution in value of investment securities and unrealised holding loss on other investments.

9. **Acquisitions and disposals of property, plant and equipment**

During the period, the Group acquired property, plant and equipment for an amount of approximately HK$4.1 million (31 December 2002: HK$24.8 million) and the disposal was approximately HK$4.8 million (31 December 2002: HK$7.4 million).

10. **Trade and other receivables**

	As at 30 June 2003 (Unaudited) *HK$'000*	As at 31 December 2002 (Audited) *HK$'000*
Trade receivables	**43,339**	44,976
Other receivables		
Deposits, prepayments and other debtors	**7,908**	6,932
	51,247	51,908

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	As at 30 June 2003 (Unaudited) *HK$'000*	As at 31 December 2002 (Audited) *HK$'000*
Current	**39,482**	43,402
1 to 3 months	**3,797**	432
More than 3 months but less than 12 months	**60**	1,142
	43,339	44,976

11. **Trade and other payables**

	As at 30 June 2003 (Unaudited) *HK$'000*	As at 31 December 2002 (Audited) *HK$'000*
Trade payables	**25,038**	45,067
Other payables		
Accrued charges and other creditors	**43,388**	36,143
	68,426	81,210

Included in trade and other payables are trade creditors with the following ageing analysis.

	As at 30 June 2003 (Unaudited) *HK$'000*	As at 31 December 2002 (Audited) *HK$'000*
Current	**18,456**	25,300
1 to 3 months	**6,212**	7,877
More than 3 months but less than 12 months	**370**	11,890
	25,038	45,067

12. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board has not recommended payment of any interim dividend for the six months ended 30 June 2003 (30 June 2002: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review, the Group recorded a healthy business growth and strong operating performance despite the economic uncertainties that dominated the first half of 2003. Total turnover was HK$201.2 million, a 43.1% increase compared to HK$140.6 million for the same period in 2002. The Group also achieved an important milestone of attaining positive EBITDA (earnings before interest, taxation, depreciation and amortisation) of HK$14.3 million for the six months ended 30 June 2003. Loss for the period decreased substantially to HK$8.3 million compared to HK$115.3 million for the previous corresponding period.

The ZONE telecommunications business of the Group continues to perform well with increased turnover and improvement in the operating results. Revenue for this period from the ZONE operations in the United States ("ZONE US") increased by 69.9%, from HK$76.3 million for the prior period to HK$129.7 million. This is particularly good performance given the competitive business environment and continuing economic uncertainty in the US. ZONE US achieved a steady revenue growth and a positive EBITDA for the first half of 2003 mainly due to increase in its sales efforts, continuous improvement in its operating efficiencies and better gross margin.

ZONE Hong Kong and ZONE Singapore (collectively "ZONE Asia") achieved net profit during this period even though both countries were severely affected by the SARS outbreak in the second quarter of 2003. Profitability was achieved mainly through increasing its turnover while maximising its operating margin. The Group's continuing efforts in technological developments and business process improvements of the ZONE model are providing significant operating leverage for its ZONE telecommunications business, enabling it to remain competitive in the current difficult market conditions.

As the operating units focused their efforts on achieving their business and operating targets during this period, the Group has also embarked on certain strategic initiatives for the longer term benefit of the Group and its shareholders. Among these initiatives, the Group has progressively transformed the operating units into self-sustaining entities which can operate independently and are expected to be able to self-finance their respective projected growth.

In a challenging environment, the Group has delivered on its operating and financial targets for the first half of 2003. Looking ahead, for the next period, the Group is expected to continue to improve on its operating performance and financial position and to deliver on its goal to achieve positive EBITDA for the year of 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial results

The Group's turnover for the period under review increased by 43.1% to HK$201.2 million compared to HK$140.6 million for the corresponding period in 2002.

The gross profit increased by 125.2% from HK$37.7 million to HK$84.9 million. The gross profit as a percentage of total turnover increased from 26.8% to 42.2%.

The Group's EBITDA improved by HK$70.6 million to positive HK$14.3 million compared to negative HK$56.3 million for the prior period. This result was attributable mainly to the increase in turnover from existing and new services, higher gross margins and lower operating costs.

The operating loss for the period reduced to HK$8.2 million compared to HK$79.0 million for the previous corresponding period.

Consolidated net loss attributable to shareholders declined substantially to HK$8.3 million from HK$115.3 million for the previous corresponding period.

Financial resources, liquidity and gearing ratio

The Group relied on its internal resources to fund its operations during the period.

Bank balances and cash (excluding pledged deposits) were HK$29.9 million as at 30 June 2003 (31 December 2002: HK$31.1 million). The Group had pledged deposits amounting to HK$5.2 million as at 30 June 2003 (31 December 2002: HK$7.7 million). The Group had no bank borrowings during the period under review.

As at 30 June 2003, the Group's liabilities under equipment lease financing amounted to HK$3.8 million (31 December 2002: HK$7.4 million).

As at 30 June 2003, the net assets of the Group amounted to HK$188.0 million (31 December 2002: HK$196.4 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 2.0% (31 December 2002: 3.8%).

Foreign exchange risks

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong and United States dollars exchange rate remains pegged.

Contingent liabilities and commitments

As at 30 June 2003, there were no material contingent liabilities or commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the 2002 annual report.

Employee remuneration policy

As of 30 June 2003, the Group had 193 employees (31 December 2002: 214 employees) in Hong Kong and overseas.

The Group's remuneration policies are in line with local market practices where the Group operates and are formulated on the basis of the performance and experience of individual employee. In addition to salary payment, the Group also offers to its employees other fringe benefits including provident fund and medical benefits.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2003, the directors and chief executive and their respective associates had the following interests and short positions (if any) in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"):

	Number of shares held			
Name of director	**Personal interests**	**Corporate interests**	**Total interests**	**Percentage of issued share capital**
Mr. Richard John Siemens	–	100,631,627 *(Note 1)*	100,631,627	21.4%
Mr. William Bruce Hicks	2,319,914	67,962,428 *(Note 2)*	70,282,342	14.9%
Mr. Kuldeep Saran	341,200	67,632,428 *(Note 3)*	67,973,628	14.4%
Mr. Shane Frederick Weir	10,000	–	10,000	0.0%

Notes:

1. 2,400,000 shares are beneficially owned by Siemens Enterprises Limited, a company controlled by Mr. Richard John Siemens. 98,231,627 shares are beneficially owned by Goldstone Trading Limited, a company controlled by Mr. Siemens.

2. 67,962,428 shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

3. 67,632,428 shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

All interests disclosed above represent long position in the shares of the Company and there were no underlying shares held by the directors as at 30 June 2003.

Save as disclosed above, as at 30 June 2003, none of the directors, chief executive or their respective associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTIONS

(a) Company

Pursuant to the employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder would however remain effective and are bound by terms therein.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") to comply with the new requirements of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). Under the New Share Option Scheme, the Board might at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have ever been granted by the Company under the New Share Option Scheme since adoption.

(b) Subsidiaries

On 28 June 2002, the Company adopted a set of rules and procedures for share option schemes for its subsidiaries (the "Scheme Rules and Procedures") to comply with the new requirements of Chapter 17 of the Listing Rules. Pursuant to the Scheme Rules and Procedures, the subsidiaries might adopt their respective share options schemes in terms and conditions of the Scheme Rules and Procedures, under which the board of directors of each of the relevant subsidiaries might at its discretion grant their respective share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have ever adopted their respective share option schemes pursuant to the terms and conditions of the Scheme Rules and Procedures since adoption.

During the period, no share options were held by the directors, chief executive or substantial shareholders of the Company, or suppliers of goods or services or other participants other than eligible employees under the Old Share Option Scheme.

Details of movements in share options granted to eligible employees under the Old Share Option Scheme during the period and their share options remaining outstanding as at 30 June 2003 were as follows:

	Date of grant	Exercisable period	Exercise price	Number of share options As at 1 January 2003	Granted during the period	Exercised during the period	Cancelled/ lapsed during the period	As at 30 June 2003
Employees								
	25.10.1999	25.10.2000–24.10.2009	1.40	1,365,000	–	–	–	1,365,000
	16.11.1999	16.11.2000–24.10.2009	1.60	7,500	–	–	–	7,500
	23.12.1999	23.12.2000–24.10.2009	2.00	370,000	–	–	–	370,000
	03.01.2000	03.01.2001–24.10.2009	2.30	300,000	–	–	–	300,000
	24.01.2000	21.02.2000–24.10.2009	2.30	600,000	–	–	–	600,000
	25.01.2000	01.03.2000–24.10.2009	2.30	200,000	–	–	–	200,000
	03.03.2000	03.04.2000–24.10.2009	7.60	1,520,000	–	–	–	1,520,000
	03.03.2000	03.03.2001–24.10.2009	7.60	315,000	–	–	–	315,000
	28.04.2000	28.04.2001–24.10.2009	3.30	491,500	–	–	15,000	476,500
	09.08.2000	09.08.2001–24.10.2009	2.30	55,000	–	–	–	55,000
	25.10.2000	25.10.2001–24.10.2009	1.20	40,000	–	–	10,000	30,000
	16.05.2001	16.05.2001–01.04.2003	0.80	20,000	–	–	20,000	–
	TOTAL			5,284,000	–	–	45,000	5,239,000

As at 30 June 2003, no share options were granted by the Company under the New Share Option Scheme of the Company since its adoption on 28 June 2002.

Apart from the above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable any director or chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, nor chief executive, or any of their spouses or children under the age of 18 had any interest in, or had been granted, any right to subscribe for the shares in or debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO), or had exercised any such right during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the following persons, other than the directors or chief executive of the Company, had interests and short positions (if any) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	Number of shares held	Percentage of interest
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* The interests disclosed represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. William Bruce Hicks and Mr. Kuldeep Saran as disclosed in the notes to the description under the heading of "Directors' interests in securities" above.

All interests disclosed above represent long position in the shares of the Company.

Save as disclosed herein, the Company has not been notified of any other persons (other than the directors or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 30 June 2003.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that the non-executive directors of the Company are not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated financial results for the six months ended 30 June 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

APPRECIATION

The Board would like to thank the business associates, shareholders and customers for their continuous support and acknowledge its appreciation for the contribution and dedication of the Group's employees.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 3 September 2003


2003
中期報告

e-K港NG

中期業績

e-Kong Group Limited（「本公司」）之董事會（「董事會」）欣然宣佈本公司及其附屬公司（統稱為「本集團」）截至二零零三年六月三十日止六個月之未經審核綜合財務業績，連同二零零二年同期之比較數字。業績乃未經審核，惟已由本公司之審核委員會及本公司之核數師審閱。

簡明綜合收益表

		截至六月三十日止六個月	
		二零零三年	二零零二年
		（未經審核）	（未經審核）
	附註	***千港元***	*千港元*
營業額	*2*	**201,173**	140,592
銷售成本		**(116,306)**	(102,909)
毛利		**84,867**	37,683
其他收入	*3*	**630**	1,261
		85,497	38,944
分銷成本		**(20,048)**	(12,736)
業務宣傳及市場推廣開支		**(3,025)**	(3,767)
營運及行政開支		**(48,106)**	(78,756)
折舊及攤銷		**(22,538)**	(22,686)
經營虧損	*5*	**(8,220)**	(79,001)
融資成本		**(111)**	(770)
證券投資減值撥備		**–**	(26,882)
持有其他投資之未變現虧損		**–**	(8,675)
除稅前經常業務虧損		**(8,331)**	(115,328)
稅項	*6*	**–**	–
股東應佔虧損淨額		**(8,331)**	(115,328)
		港元	*港元*
每股虧損	*7*		
基本		**(1.77)仙**	(47.2)仙
攤薄		**不適用**	不適用
		千港元	*千港元*
EBITDA	*8*	**14,318**	(56,315)

簡明綜合資產負債表

	附註	於二零零三年六月三十日（未經審核）千港元	於二零零二年十二月三十一日（經審核）千港元
資產及負債			
非流動資產			
物業、機器及設備	9	**170,382**	190,730
證券投資		**3,452**	3,452
		173,834	194,182
流動資產			
其他投資		**–**	91
貿易及其他應收款項	10	**51,247**	51,908
已抵押存款		**5,246**	7,740
銀行結餘及現金		**29,920**	31,055
		86,413	90,794
流動負債			
貿易及其他應付款項	11	**68,426**	81,210
財務租賃承擔之即期部份		**3,322**	6,566
		71,748	87,776
流動資產淨值		**14,665**	3,018
總資產減流動負債		**188,499**	197,200
長期負債			
財務租賃承擔		**460**	830
資產淨值		**188,039**	196,370
資本及儲備			
已發行股本		**4,709**	4,709
儲備		**183,330**	191,661
		188,039	196,370

簡明綜合股本權益變動表

截至二零零三年六月三十日止六個月

	股本 (未經審核) 千港元	股份溢價 (未經審核) 千港元	匯兌儲備 (未經審核) 千港元	資本 贖回儲備 (未經審核) 千港元	實繳盈餘 (未經審核) 千港元	累計虧損 (未經審核) 千港元	總額 (未經審核) 千港元
於二零零二年一月一日	103,665	1,187,241	(7)	6	–	(933,595)	357,310
被轉換成股份之優先股	(9,680)	–	–	–	–	–	(9,680)
轉換優先股時發行之股份	194	9,486	–	–	–	–	9,680
削減股份面值，由每股0.02港元削減至每股0.0005港元	(91,824)	–	–	91,824	–	–	–
股本重組	–	(1,196,239)	–	(91,824)	607,462	680,601	–
供股時按溢價發行股份	2,354	25,899	–	–	–	–	28,253
股份發行開支	–	(2,926)	–	–	–	–	(2,926)
換算海外附屬公司時之匯兌差額	–	–	7	–	–	–	7
股東應佔虧損淨額	–	–	–	–	–	(186,274)	(186,274)
於二零零二年十二月三十一日	4,709	23,461	–	6	607,462	(439,268)	196,370
股東應佔虧損淨額	–	–	–	–	–	(8,331)	(8,331)
於二零零三年六月三十日	**4,709**	**23,461**	**–**	**6**	**607,462**	**(447,599)**	**188,039**

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
經營業務所得／(所用)現金淨額	**2,084**	(76,223)
投資業務所用現金淨額	**(2,190)**	(18,769)
融資所用現金淨額	**(3,614)**	(6,028)
現金及現金等值項目減少淨額	**(3,720)**	(101,020)
於一月一日之現金及現金等值項目	**38,886**	166,193
於六月三十日之現金及現金等值項目	**35,166**	65,173
現金及現金等值項目之結餘分析		
已抵押存款	**5,246**	7,714
銀行結餘及現金	**29,920**	33,120
其他投資	**–**	24,339
	35,166	65,173

簡明財務報表附註
截至二零零三年六月三十日止六個月

1. **編製基準及會計政策**

簡明綜合財務報表並未經審核，及根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25章「中期財務報告」及香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16所載的適用披露之規定而編製。

2. **營業額及分類資料**

本集團於本期間按其主要業務及營運地區劃分之營業額及業績分析如下：

(a) *按業務劃分：*

	截至六月三十日止六個月					
	二零零三年			二零零二年		
	電訊服務 (未經審核) *千港元*	其他 (未經審核) *千港元*	綜合 (未經審核) *千港元*	電訊服務 (未經審核) *千港元*	其他 (未經審核) *千港元*	綜合 (未經審核) *千港元*
營業額						
對外銷售	**198,006**	**3,167**	**201,173**	131,187	9,405	140,592
業績						
經營虧損	**(1,112)**	**(1,004)**	**(2,116)**	(62,708)	(8,477)	(71,185)
融資成本			**(111)**			(770)
其他經營收入及開支			**(6,104)**			(7,816)
證券投資減值撥備			**–**			(26,882)
持有其他投資之未變現虧損			**–**			(8,675)
股東應佔虧損淨額			**(8,331)**			(115,328)

(b) 按地區劃分：

	截至六月三十日止六個月					
	二零零三年			二零零二年		
	亞太區	北美洲	綜合	亞太區	北美洲	綜合
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千港元	千港元	千港元	千港元	千港元	千港元
營業額						
對外銷售	**71,457**	**129,716**	**201,173**	64,249	76,343	140,592
業績						
經營溢利／(虧損)	**1,641**	**(3,757)**	**(2,116)**	(14,264)	(56,921)	(71,185)
融資成本			**(111)**			(770)
其他經營收入及開支			**(6,104)**			(7,816)
證券投資減值撥備			**–**			(26,882)
持有其他投資之未變現虧損			**–**			(8,675)
股東應佔虧損淨額			**(8,331)**			(115,328)

3. **其他收入**

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
利息收入	**34**	248
出售已終止業務之收益	**382**	–
其他	**214**	1,013
	630	1,261

4. **已終止業務**

於二零零三年一月，本集團就按1,500,000港元之代價出售本公司兩家全資附屬公司與獨立第三方訂立買賣協議。於出售該兩家從事提供企業管理服務之附屬公司後，本集團之企業管理服務業務自二零零三年一月起已告終止。

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
出售資產淨值：		
總資產	**2,849**	–
總負債	**(1,896)**	–
	953	–
產生之成本	**165**	–
出售附屬公司之收益	**382**	–
現金代價	**1,500**	–

有關出售附屬公司之現金及現金等值項目流入淨額之分析：

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
現金代價	**1,500**	–
出售之現金及現金等值項目	**(210)**	–
有關出售附屬公司之現金及現金等值項目之流入淨額	**1,290**	–

5. **經營虧損**

經營虧損已計入：

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
出售其他投資之收益	**12**	65

6. **稅項**

由於本集團在期內並無應課稅溢利(二零零二年六月三十日：無)，因此並無對香港利得稅及海外稅項作出撥備。

7. **每股虧損**

截至二零零三年六月三十日止六個月之每股基本虧損乃按股東應佔綜合虧損8,331,000港元(二零零二年六月三十日:115,328,000港元)及期內已發行普通股之加權平均數470,894,200股(二零零二年六月三十日:244,361,624股)計算。

由於潛在普通股將減低每股虧損,並被視為具反攤薄影響,因此並無呈列截至二零零二年及二零零三年六月三十日止六個月之每股全面攤薄虧損。

每股虧損之比較數字已就本公司於二零零二年之股份合併及供股發行235,447,100股股份之影響作出調整。

8. EBITDA

EBITDA指未扣除利息開支、税項、折舊、攤銷、證券投資減值撥備及持有其他投資之未變現虧損之盈利。

9. **購置及出售物業、機器及設備**

期內,本集團曾購置約值4,100,000港元(二零零二年十二月三十一日:24,800,000港元)及出售約值4,800,000港元(二零零二年十二月三十一日:7,400,000港元)之物業、機器及設備。

10. **貿易及其他應收款項**

	於二零零三年六月三十日(未經審核)	於二零零二年十二月三十一日(經審核)
	千港元	*千港元*
貿易應收款項	**43,339**	44,976
其他應收款項		
按金、預付款項及其他應收款項	**7,908**	6,932
	51,247	51,908

本集團之信貸銷售之信貸期由30至90日不等。貿易及其他應收款項包括應收貿易款項(扣除呆壞賬撥備),有關賬齡分析如下:

	於二零零三年六月三十日(未經審核)	於二零零二年十二月三十一日(經審核)
	千港元	*千港元*
即期	**39,482**	43,402
1至3個月	**3,797**	432
超過3個月但少於12個月	**60**	1,142
	43,339	44,976

11. 貿易及其他應付款項

	於二零零三年六月三十日(未經審核) 千港元	於二零零二年十二月三十一日(經審核) 千港元
貿易應付款項	**25,038**	45,067
其他應付款項		
應計費用及其他應付款項	**43,388**	36,143
	68,426	81,210

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	於二零零三年六月三十日(未經審核) 千港元	於二零零二年十二月三十一日(經審核) 千港元
即期	**18,456**	25,300
1至3個月	**6,212**	7,877
超過3個月但少於12個月	**370**	11,890
	25,038	45,067

12. 比較數字

若干比較數字已重新分類，以符合本期間之呈報方式。

中期股息

董事會不建議就截至二零零三年六月三十日止六個月派發任何中期股息(二零零二年六月三十日：無)。

業務回顧及展望

於回顧期內，儘管二零零三年上半年受經濟不明朗之陰霾籠罩，本集團之業務表現仍有穩健增長，並錄得驕人之經營業績。總營業額為201,200,000港元，較二零零二年同期之140,600,000港元上升43.1%。本集團亦踏進重要之里程。於截至二零零三年六月三十日止六個月取得14,300,000港元之EBITDA(未扣除利息、税項、折舊及攤銷之盈利)正收益。期內虧損較去年同期之115,300,000港元大幅減少至8,300,000港元。

本集團之ZONE電訊業務表現持續理想，營業額及經營業績均有所增長改善。期內，ZONE在美國的業務(「ZONE美國」)之收入增加69.9%，由上年同期之76,300,000港元增至129,700,000港元。在美國競爭激烈之營商環境及經濟持續不明朗情況下，此方面業務之表現尤其難能可貴。ZONE美國在二零零三年上半年錄得穩定之收入增長及EBITDA正收益，主要因加強在銷售方面之力度、經營效率持續改善及毛利率較理想所致。

即使香港及新加坡於二零零三年第二季均受到非典型肺炎之嚴重影響，但ZONE香港及ZONE新加坡(統稱為「ZONE亞洲」)仍錄得純利。盈利主要透過增加營業額及盡量增加經營邊際利潤而達致。本集團繼續致力ZONE模式之技術開發及業務程序改善，為ZONE電訊業務帶來重大之經營優勢，使其在現今困難之市道下仍保持競爭力。

期內，當各經營單位正在專注於達成業務及經營目標之同時，本集團亦開展若干對本集團及其股東具較長遠利益之策略性舉措。這些措施包括將各經營單位逐漸轉化為可自負盈虧之實體，既可獨立運作，亦預期可自行承擔實現計劃增長之所需資金。

在充滿挑戰之環境下，本集團仍能達至二零零三年上半年之營運及財務目標。展望將來，在下一期間，預期本集團之經營業績及財政狀況將會繼續改善，從而實現在二零零三年全年取得EBITDA正收益之目標。

管理層討論及分析

財務業績

本集團於回顧期內之營業額增加43.1%至201,200,000港元，二零零二年同期為140,600,000港元。

毛利由37,700,000港元增加125.2%至84,900,000港元。毛利率佔總營業額之百份比由26.8%增至42.2%。

本集團之EBITDA增長70,600,000港元至正14,300,000港元，而去年同期則為負56,300,000港元。取得此項成績，主要是由於現有及新增服務之營業額增加、毛利率上升及經營成本下降所致。

期內經營虧損減至8,200,000港元，去年同期為79,000,000港元。

股東應佔綜合虧損淨額由去年同期之115,300,000港元大幅減少至8,300,000港元。

財務資源、流動資金及資產負債比率

本集團依賴內部資源，作為期內營運資金所需。

於二零零三年六月三十日之銀行存款及現金(不包括已抵押存款)為29,900,000港元(二零零二年十二月三十一日：31,100,000港元)。本集團於二零零三年六月三十日之已抵押存款為5,200,000港元(二零零二年十二月三十一日：7,700,000港元)。本集團於回顧期內並無銀行借貸。

於二零零三年六月三十日，本集團於設備租賃融資項下之負債為3,800,000港元(二零零二年十二月三十一日：7,400,000港元)。

於二零零三年六月三十日，本集團之資產淨值為188,000,000港元(二零零二年十二月三十一日：196,400,000港元)。按總借貸佔資產淨值之百分比為基準計算之本集團資產負債比率為2.0%(二零零二年十二月三十一日：3.8%)。

外匯風險

鑒於本集團之資產與負債、收益與付款主要以港元及美元折算，故本集團認為，只要港元與美元滙率繼續掛鈎，則外匯變動將無重大風險。

或然負債及承擔

於二零零三年六月三十日，本集團並無重大或然負債或承擔。

除上述者外，董事並不知悉任何資料與二零零二年年報所披露者有任何重大變動。

僱員薪酬政策

於二零零三年六月三十日，本集團於香港及海外約有193名僱員（二零零二年十二月三十一日：214名）。

本集團之薪酬政策與本集團經營所在地方之市場慣例相符，並按個別員工之表現及經驗制訂。除支付薪金外，本集團亦向員工提供其他福利，包括公積金及醫療津貼。

董事之證券權益

於二零零三年六月三十日，董事及主要行政人員及彼等各自之聯繫人士於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債權證中擁有於本公司須根據證券及期貨條例第352條而備存之登記冊內所記錄，或根據上市公司董事進行證券交易的標準守則（「標準守則」）另行知會本公司及聯交所之權益及淡倉（如有）如下：

	所持股份數目			
董事姓名	**個人權益**	**公司權益**	**權益總數**	**佔已發行股本之百分比**
Richard John Siemens先生	–	100,631,627 *（附註1）*	100,631,627	21.4%
William Bruce Hicks先生	2,319,914	67,962,428 *（附註2）*	70,282,342	14.9%
Kuldeep Saran先生	341,200	67,632,428 *（附註3）*	67,973,628	14.4%
韋雅成先生	10,000	–	10,000	0.0%

附註：

1. 2,400,000股股份由Richard John Siemens先生管控之Siemens Enterprises Limited實益擁有。98,231,627股股份由Siemens先生管控之Goldstone Trading Limited實益擁有。

2. 67,962,428股股份由William Bruce Hicks先生管控之Great Wall Holdings Limited實益擁有。

3. 67,632,428股股份由Kuldeep Saran先生管控之Future (Holdings) Limited實益擁有。

上文披露之權益均為於本公司股份之好倉，於二零零三年六月三十日，董事概無持有相關股份。

除上文所披露者外，於二零零三年六月三十日，董事、主要行政人員或彼等各自之任何聯繫人士概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份或債權證中擁有於本公司根據證券及期貨條例第352條而備存之登記冊內所記錄，或根據標準守則另行知會本公司或聯交所之任何權益或淡倉。

購股權

(a) 本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃（「舊購股權計劃」），本公司董事曾可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員（包括本公司之執行董事）接納可認購本公司股份之購股權。本公司已於二零零二年六月二十八日舉行之股東特別大會上終止舊購股權計劃，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日，本公司採納一項新購股權計劃（「新購股權計劃」）以符合聯交所證券上市規則（「上市規則」）第17章之新規定。根據新購股權計劃，董事會可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及／或(ii)全權信託對象包括任何上述人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

(b) **附屬公司**

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納一套規則及程序(「計劃規則及程序」)，以符合上市規則第17章之新規定。根據計劃規則及程序，各附屬公司可按計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出各自之購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及／或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納計劃規則及程序以來，概無附屬公司根據計劃規則及程序之條款及條件採納彼等各自之購股權計劃。

期內，本公司之董事、主要行政人員或主要股東或貨品或服務供應商或其他參與人士(舊購股權計劃項下之合資格僱員除外)概無持有任何購股權。

期內根據舊購股權計劃向合資格僱員授出之購股權之變動情況以及於二零零三年六月三十日尚未行使之購股權詳情如下：

授出日期	行使期	行使價	購股權數目 於二零零三年一月一日	期內授出	期內行使	期內註銷／失效	於二零零三年六月三十日
僱員							
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	1,365,000	–	–	–	1,365,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	7,500	–	–	–	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	370,000	–	–	–	370,000
二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	2.30	300,000	–	–	–	300,000
二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	2.30	600,000	–	–	–	600,000
二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	2.30	200,000	–	–	–	200,000
二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	7.60	1,520,000	–	–	–	1,520,000
二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	7.60	315,000	–	–	–	315,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	491,500	–	–	15,000	476,500
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	55,000	–	–	–	55,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	40,000	–	–	10,000	30,000
二零零一年五月十六日	二零零一年五月十六日至二零零三年四月一日	0.80	20,000	–	–	20,000	–
合計			5,284,000	–	–	45,000	5,239,000

於二零零三年六月三十日，自於二零零二年六月二十八日採納新購股權計劃以來，本公司並無授出任何購股權。

除上文所述者外，本公司或其任何附屬公司概無於期內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債權證而獲益；而各董事或主要行政人員或彼等之配偶或未滿18歲之子女於年內亦概無擁有或獲授予任何可認購本公司或及其相聯法團(定義見證券及期貨條例第XV部)股份或債權證之權益或權利，亦無於年內行使任何該等權利。

主要股東

於二零零三年六月三十日，根據本公司按證券及期貨條例第336條備存之登記冊所載，除本公司之董事或主要行政人員外，下列人士擁有本公司股份及相關股份之權益及淡倉(如有)：

股東名稱	所持股份之數目	佔權益百分比
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* 該等權益與上文「董事之證券權益」內附註所披露Richard John Siemens先生(透過Goldstone Trading Limited持有)、William Bruce Hicks先生及Kuldeep Saran先生之公司權益相同。

上文披露之所有權益均為本公司股份之好倉。

除本報告披露者外，於二零零三年六月三十日，本公司並無獲知會有任何其他人士(本公司董事或主要行政人員除外)擁有於本公司須根據證券及期貨條例第336條而備存之登記冊內所記錄之本公司股份或相關股份之任何權益或淡倉。

最佳應用守則

就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零零三年六月三十日止六個月整段期間未有或未曾遵守上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無特定任期，而會根據本公司之公司細則於本公司之股東週年大會上輪值告退及膺選連任。

審核委員會

審核委員會已與管理層及本公司之核數師審閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括審閱截至二零零三年六月三十日止六個月之未經審核綜合財務業績)進行討論。

買賣或贖回本公司之上市證券

在本期間，本公司或各附屬公司均無買賣或贖回本公司任何上市證券。

致謝

董事會謹此對業務夥伴、股東及客戶之持續支持，以及本集團員工之貢獻及努力致以衷心感謝。

承董事會命
主席
Richard John Siemens

香港，二零零三年九月三日

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: e-Kong Group Limited (the "Company")
c/o Secretaries Limited
G/F, BEA Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

03 SEP 23 AM 7:21

Please tick only one box of this instruction slip

1. PRINTED FORM

(a) *Full Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ❒ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR
- ❒ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR
- ❒ I/we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b) *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ❒ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR
- ❒ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR
- ❒ I/we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

2. ELECTRONIC MEANS

- ❒ In future, I/we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in (a) and (b) above:

My/Our E-mail Address: ______________________________
(for notification of Corporate Communication release)

- ❒ I/We would like to change my/our E-mail Address as follows:

My/Our New E-mail Address: ______________________________
(for notification of Corporate Communication release)

With effect from: ______________________________

Signature: ______________________________ Date: ______________________________

Name of Shareholder: ______________________________

Address: ______________________________

Contact telephone number: ______________________________

Notes:

1. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company ("Shareholders") until you notify the Company otherwise by reasonable notice in writing.
2. All future Corporate Communications in both the English and Chinese languages will be available from the Company or Secretaries Limited, the Company's branch share registrars in Hong Kong, upon request.
3. The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by reasonable notice in writing to the Company or Secretaries Limited, the Company's branch share registrars in Hong Kong, by using this instruction slip.
4. A soft copy of this instruction slip is available on the Company's website.

關於將來收取公司通訊之
指示回條

致：　e-Kong Group Limited
由秘書商業服務有限公司轉交
香港灣仔
告士打道56號
東亞銀行港灣中心地下

請只在指示回條中一個方格內劃上√號

1.　印刷形式

(a)　*完整財務報告及其他公司通訊（英文、中文或中英文）*

於將來，

❒　本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或

❒　本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或

❒　本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

(b)　*財務摘要報告及其他公司通訊（英文、中文或中英文）*

於將來，

❒　本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之英文印刷版本；或

❒　本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之中文印刷版本；或

❒　本人／吾等願意收取財務摘要報告（如有）及其他的公司通訊之中英文印刷版本。

2.　電子形式

❒　於將來，本人／吾等願意以電子形式收取公司通訊以代替上文(a)及b)段所述之任何或所有印刷文本：

本人／吾等之電郵地址：________________________________

（通知發佈公司通訊適用）

❒　本人／吾等願意更改本人／吾等之電郵地址如下：

本人／吾等之新電郵地址：________________________________

（通知發佈公司通訊適用）

生效日期：________________________________

簽署：________________________________　日期：________________________________

股東姓名：________________________________

地址：________________________________

聯絡電話號碼：________________________________

附註：

1.　上述指示適用於將來寄發予本公司股東（「股東」）之所有公司通訊，直至　閣下於合理時間以書面通知本公司另作選擇為止。

2.　將來所有公司通訊之中英文版本均在本公司或本公司之股份過戶登記處香港分處秘書商業服務有限公司可供索閱。

3.　股東有權於任何合理時間以本指示回條作出書面通知，知會本公司或本公司之股份過戶登記處香港分處秘書商業服務有限公司，要求更改收取公司通訊之語言版本及形式。

4.　本指示回條之電子格式檔案於本公司網頁登載。

03 SEP 23 AM 7:21

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

9 September 2003

To the shareholders/To whom it may concern

Dear Sir/Madam,

CORPORATE COMMUNICATIONS

Pursuant to the relevant legislation and the Bye-laws of the Company, shareholders of the Company ("Shareholders" and each, a "Shareholder") and other entitled persons are allowed, at their choice, to receive (i) its corporate communications in the English language only, in the Chinese language only or in both the English and Chinese languages; (ii) its corporate communications in printed form or by electronic means; and/or (iii) summary financial reports ("Summary Financial Reports"), if available, in lieu of the full annual reports ("Full Financial Reports"). Corporate communications includes Full Financial Reports, Summary Financial Reports, interim reports, notices of meetings, prospectuses, circulars and other documents issued by the Company for the information or action of the Shareholders required to be sent to Shareholders or other entitled persons under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Corporate Communications" and each, a "Corporate Communication"). Hence, we now write to ascertain your wish as to which manner you would like to receive the Corporate Communications in future.

Summary Financial Reports are documents that contain all the information and particulars contained on the face of the consolidated balance sheets and profit and loss accounts of the Company and its subsidiaries (collectively the "Group"), together with key information from Full Financial Reports. They only give summary of the information and particulars contained in the Full Financial Reports, from which they are derived.

In relation to electronic delivery, the relevant notice was sent to Shareholders and other entitled persons on 27 September 2002. Nevertheless, if you now wish to receive the Corporate Communications using electronic means instead of in printed form being physically sent to you in future, you may also complete and return the enclosed instruction slip.

If electronic means is chosen, on the day of issue of each Corporate communication addressed to you, the Company will send you an email alert together with a hypertext link to the Company's website or such other website on which the Corporate Communication may be accessed to or downloaded, or the manner to access to and download the Corporate Communication may be described. If printed form is chosen, the Company would seek your advice as to your choice of language and of Full Financial Reports or Summary Financial Reports (if available).

To make your selection, you may send a notice of intent to the Company in form of the enclosed instruction slip, which will also be available on the Company's website, indicating whether you agree to select one of the various options given to you therein. Please complete, sign and return the instruction slip to Secretaries Limited, the Company's branch share registrars in Hong Kong, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, using the enclosed pre-paid addressed return envelope, on or before 15 October 2003. The enclosed envelope is postage prepaid and you do not need to affix any stamp on the envelope if it is posted in Hong Kong. Otherwise, please affix the appropriate stamp.

Your instruction will apply to all future Corporate Communications unless and until you notify the Company otherwise by reasonable notice in writing. If we do not receive your instruction slip by 15 October 2003, the following arrangements will apply to all Shareholders other than those who have elected to receive Corporate Communications by electronic means:

(a) printed copies of all future Corporate Communications, and the Summary Financial Reports (if available) instead of Full Financial Reports, in the Chinese language only will be sent to all Hong Kong Shareholders who are natural persons with a Chinese name; and

(b) printed copies of all future Corporate Communications, and the Summary Financial Reports (if available) instead of Full Financial Reports, in the English language only will be sent to all overseas Shareholders, and all Hong Kong Shareholders other than natural persons with a Chinese name.

Whether you are regarded as a Hong Kong or an overseas Shareholder will be determined by your address as appearing in the register of members of the Company.

The Company reserves its right not to prepare Summary Financial Reports and in such case, the Full Financial Reports will be sent to Shareholders even though a Shareholder has selected to receive Summary Financial Reports (if available).

However, you have the right at any time by reasonable notice in writing to the Company or Secretaries Limited, the Company's branch share registrars in Hong Kong, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, to change your choice of language of and means of receiving Corporate Communications, and the Full Financial Reports or the Summary Financial Reports (if available). Each Corporate Communication in the Chinese and English languages will be available from the Company or Secretaries Limited, the Company's branch share registrars in Hong Kong, upon request and the same in accessible format will also be available on the Company's website as soon as practicable after despatch of such Corporate Communication to Shareholders.

Should you have any query in relation to the aforesaid matter, please contact Secretaries Limited, the Company's branch share registrars in Hong Kong, at telephone no. 2980 1766 or facsimile no. 2861 1465.

Thank you for your kind attention.

Yours faithfully,
By order of the Board
Lim Shyang Guey
Director

閣下可將意向以隨函附上之指示回條(本公司網頁亦有登載該指示回條)通知本公司，從而作出　閣下之選擇，表明　閣下是否同意選擇指示回條中所列各種形式之一。敬請　閣下於二零零三年十月十五日或之前填妥、簽署指示回條後，以附隨之預付郵費之回郵信封寄回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。附隨之信封已預付郵費，如在香港投寄，　閣下毋須貼上任何郵票。否則，請貼上適當金額之郵票。

閣下之指示適用於將來寄發之所有公司通訊，除非及直至　閣下於合理時間另行以書面通知本公司為止。倘本公司在二零零三年十月十五日或之前仍未接獲　閣下之指示，本公司將會對所有股東(已選擇以電子形式收取公司通訊之股東除外)作出以下安排：

(a) 所有將來之公司通訊，與及以財務摘要報告(如有)代替完整財務報告，將只會寄發其中文印刷版本予所有具有中文姓名之香港個人股東；及

(b) 所有將來之公司通訊，與及以財務摘要報告(如有)代替完整財務報告，將只會寄發其英文印刷版本予所有海外股東及具有中文姓名之香港個人股東以外的所有香港股東。

閣下屬香港抑或海外股東，概以　閣下於本公司股東名冊上之登記地址為準。

本公司保留不編製財務摘要報告之權利，倘不編製，儘管股東已選擇收取財務摘要報告(如有)，股東仍會獲寄發完整財務報告。

然而，　閣下有權於任何合理時間發出書面通知，送呈本公司或本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，要求更改收取公司通訊及完整財務報告或財務摘要報告(如有)之語言選擇及形式。向股東寄發公司通訊後，該公司通訊之中英文版本均在可行情況下盡快在本公司或本公司之股份過戶登記處香港分處秘書商業服務有限公司可供索閱，並以可供閱覽格式在本公司之網頁登載。

倘　閣下對上述事宜有任何疑問，請聯絡本公司之股份過戶登記處香港分處秘書商業服務有限公司，電話：2980 1766，或傳真：2861 1465。

此致

列位股東／有關人士　台照

承董事會命
董事
林祥貴
謹啟

二零零三年九月九日

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

敬啟者：

公司通訊

根據相關法例及本公司之公司細則，本公司之股東(統稱為「股東」及各別稱為一位「股東」)及其他合資格人士可自行選擇收取(i)公司通訊的英文版本、中文版本、或中英文版本；(ii)印刷形式或電子形式之公司通訊；及／或(iii)財務摘要報告(「財務摘要報告」)(如有)以代替完整年報(「完整財務報告」)。公司通訊包括完整財務報告、財務摘要報告、中期報告、會議通告、章程、通函及本公司須根據香港聯合交易所有限公司證券上市規則寄發供股東或其他合資格人士參照或採取行動之其他文件(「公司通訊」及各別稱為一份「公司通訊」)。因此，本公司現致函　閣下，以確定　閣下將來擬以何種形式收取公司通訊之意向。

財務摘要報告乃收錄本公司及其附屬公司(統稱為「本集團」)綜合資產負債表及損益賬內表面載列之所有資料及細節連同完整財務報告中重要資料之文件。財務摘要報告僅收錄從完整財務報告內之資料及細節所獲得之摘要。

關於電子傳送形式之相關通告，已於二零零二年九月二十七日寄發予股東及其他合資格人士。然而，倘　閣下現擬選擇將來以電子形式而不選擇以印刷形式收取公司通訊，　閣下亦可填妥並交回附隨之指示回條。

如選擇電子形式，本公司將在每次向　閣下寄發公司通訊之日，向　閣下發出一封電子郵件，當中附有超文本連結，可連結本公司網頁或其他可查閱或下載該公司通訊或描述查閱或下載該公司通訊方法之網頁。如選擇印刷形式，本公司將徵求　閣下對語言版本，及對完整財務報告或財務摘要報告(如有)之選擇意向。

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

ANNOUNCEMENT

e-Kong Group Limited (the "Company") is, in accordance with Rule 2.07B(2) of the Listing Rules, making adequate arrangements to ascertain the wishes of shareholders as to which language version of Corporate Communications of the Company they wish to receive in future.

INTRODUCTION

For the purpose of cost saving and environmental protection, the Company intends to deliver Corporate Communications to its shareholders ("Shareholders" and each, a "Shareholder") either in the English language only, or in the Chinese language only or in both the English and Chinese languages after the Company has made adequate arrangements to ascertain the wish of the Shareholders pursuant to the relevant legislation and the Bye-laws of the Company.

PROPOSED ARRANGEMENTS

In accordance with Note (8) to Rule 2.07B(2) of the Listing Rules, the following arrangements have been or will be made by the Company:

1. The Company is sending a letter on 15 September 2003 to the Shareholders together with an instruction slip and pre-paid addressed return envelope (the "First Letter"), prepared in English and Chinese, to enable them to select, amongst other things, to receive all future Corporate Communications in either the English language or the Chinese language or both languages. The First Letter will explain that if no reply is received from the Shareholder by 15 October 2003, the following arrangements will apply, where applicable, to all Shareholders other than those who have elected to receive Corporate Communications by electronic means:
   - printed copies of all future Corporate Communications in the Chinese language only will be sent to all Hong Kong Shareholders who are natural persons with a Chinese name; and
   - printed copies of all future Corporate Communications in the English language only will be sent to all overseas Shareholders and all Hong Kong Shareholders other than natural persons with a Chinese name.

   Whether a Shareholder is a Hong Kong or an overseas Shareholder will be determined by her, his or its address as appearing in the register of members of the Company.

   Shareholders have the right at any time by reasonable notice in writing to the Company to change the choice of language of Corporate Communications.
2. The Company will send the selected language of Corporate Communications to those Shareholders who have made a selection unless and until they notify the Company in writing that they wish to receive future Corporate Communications in another (or both) language(s).
3. Thereafter when a Corporate Communication is sent out according to the arrangements as set out in paragraph 1 above, a letter together with a request slip and pre-paid addressed return envelope (the "Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication stating that such Corporate Communication prepared in another language will be available upon request.
4. Corporate Communications in both the English and Chinese languages and in accessible format will be made available on the Company's website and soft copies of all such Corporate Communications will be submitted to the Stock Exchange on the same day as they are sent to Shareholders.
5. Enquiry service with regards to the Company's proposed arrangements is available at Secretaries Limited, the Company's branch share registrars in Hong Kong, at telephone no. 2980 1766 or facsimile no. 2861 1465
6. The First Letter and the Second Letter will mention that both languages of Corporate Communications will be available on the Company's website and that the telephone and facsimile services for enquiry will be provided as mentioned in paragraphs 4 and 5 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communications"	all documents issued or to be issued by the Company for the information or action of the Shareholders as defined in Rule 1.01 of the Listing Rules, including but not limited to: (a) the directors' report and annual accounts together with a copy of the auditors' report and, where applicable, summary financial report; (b) the interim report; (c) a notice of meeting; and (d) a circular
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Lim Shyang Guey
Director

Hong Kong, 9 September 2003

e-KONG
Convergence through Services

03 SEP 23 AM 7:21

8 September 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 August 2003 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APF\1994\A940111\MTH-RPT(Aug 2003)

e-KONG Group Limited
~~Suite 2101-3 K. Wah Centre~~
~~191 Java Road North Point Hong Kong~~
Telephone +852 2296 9700
Facsimile +852 2429 7116

www.e-kong.com
Rm 4101-5, Hopewell Centre, No 183 Queen's Road East, Wanchai, HK

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 August 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 1 September 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____

4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date):)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	Nil	1,155,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil.
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2003, together with comparative figures for the corresponding period in 2002. The results are unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

Condensed Consolidated Income Statement

	Note	Six months ended 30 June 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Turnover	2	201,173	140,592
Cost of sales		(116,306)	(102,909)
Gross profit		84,867	37,683
Other revenue	3	630	1,261
		85,497	38,944
Distribution costs		(20,048)	(12,736)
Business promotion and marketing expenses		(3,025)	(3,767)
Operating and administrative expenses		(48,106)	(78,756)
Depreciation and amortisation		(22,538)	(22,686)
Loss from operations	5	(8,220)	(79,001)
Finance costs		(111)	(770)
Provision for diminution in value of investment securities		-	(26,882)
Unrealised holding loss on other investments		-	(8,675)
Loss from ordinary activities before taxation		(8,331)	(115,328)
Taxation	6	-	-
Net loss attributable to shareholders		(8,331)	(115,328)
		HK$	*HK$*
Loss per share	7		
Basic		(1.77) cents	(47.2) cents
Diluted		N/A	N/A
		HK$'000	*HK$'000*
EBITDA	8	14,318	(56,315)

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements under Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover and segmental information**

The analysis of the Group's turnover and results by principal business activities and geographical area of operations during the period are as follows:

(a) *by business segments:*

	2003 Telecommunication services (Unaudited) *HK$'000*	2003 Others (Unaudited) *HK$'000*	2003 Consolidated (Unaudited) *HK$'000*	2002 Telecommunication services (Unaudited) *HK$'000*	2002 Others (Unaudited) *HK$'000*	2002 Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	198,006	3,167	201,173	131,187	9,405	140,592
Result						
Loss from operations	(1,112)	(1,004)	(2,116)	(62,708)	(8,477)	(71,185)
Finance costs			(111)			(770)
Other operating income and expenses			(6,104)			(7,816)
Provision for diminution in value of investment securities			-			(26,882)
Unrealised holding loss on other investments			-			(8,675)
Net loss attributable to shareholders			(8,331)			(115,328)

(b) *by geographical segments:*

	2003 Asia Pacific (Unaudited) *HK$'000*	2003 North America (Unaudited) *HK$'000*	2003 Consolidated (Unaudited) *HK$'000*	2002 Asia Pacific (Unaudited) *HK$'000*	2002 North America (Unaudited) *HK$'000*	2002 Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	71,457	129,716	201,173	64,249	76,343	140,592
Result						
Profit/(Loss) from operations	1,641	(3,757)	(2,116)	(14,264)	(56,921)	(71,185)
Finance costs			(111)			(770)
Other operating income and expenses			(6,104)			(7,816)
Provision for diminution in value of investment securities			-			(26,882)
Unrealised holding loss on other investments			-			(8,675)
Net loss attributable to shareholders			(8,331)			(115,328)

3. **Other revenue**

	Six months ended 30 June 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Interest income	34	248
Gain on disposal of discontinued operations	382	-
Others	214	1,013
	630	1,261

4. **Discontinued operations**

In January 2003, the Group entered into a sale and purchase agreement with an independent third party to dispose of two of the Company's wholly-owned subsidiaries at a consideration of HK$1.5 million. Upon disposal of the two subsidiaries, which were engaged in the business of provision of event management services, the corporate management services business of the Group has been discontinued since January 2003.

	Six months ended 30 June 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Net assets disposed of:		
Total assets	2,849	-
Total liabilities	(1,896)	-
	953	-
Cost incurred	165	-
Gain on disposal of subsidiaries	382	-
Cash consideration	1,500	-

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	Six months ended 30 June 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Cash consideration	1,500	-
Cash and cash equivalents disposed of	(210)	-
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	1,290	-

5. **Loss from operations**

This was arrived at after crediting:

	Six months ended 30 June 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Gain on disposal of other investments	12	65

6. **Taxation**

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profit for the period (30 June 2002: Nil).

7. **Loss per share**

The calculation of basic loss per share for the six months ended 30 June 2003 was based upon the consolidated loss attributable to shareholders of HK$8,331,000 (30 June 2002: HK$115,328,000) and on the weighted average number of 470,894,200 (30 June 2002: 244,361,624) ordinary shares in issue during the period.

The fully diluted loss per share for the six months ended 30 June 2002 and 2003 are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amount of the loss per share has been adjusted for the effect of the share consolidation and the rights issue of 235,447,100 shares of the Company during the year of 2002.

8. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, provision for diminution in value of investment securities and unrealised holding loss on other investments.

9. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board has not recommended payment of any interim dividend for the six months ended 30 June 2003 (30 June 2002: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review, the Group recorded a healthy business growth and strong operating performance despite the economic uncertainties that dominated the first half of 2003. Total turnover was HK$201.2 million, a 43.1% increase compared to HK$140.6 million for the same period in 2002. The Group also achieved an important milestone of attaining positive EBITDA (earnings before interest, taxation, depreciation and amortisation) of HK$14.3 million for the six months ended 30 June 2003. Loss for the period decreased substantially to HK$8.3 million compared to HK$115.3 million for the previous corresponding period.

The ZONE telecommunications business of the Group continues to perform well with increased turnover and improvement in the operating results. Revenue for this period from the ZONE operations in the United States ("ZONE US") increased by 69.9%, from HK$76.3 million for the prior period to HK$129.7 million. This is particularly good performance given the competitive business environment and continuing economic uncertainty in the US. ZONE US achieved a steady revenue growth and a positive EBITDA for the first half of 2003 mainly due to increase in its sales efforts, continuous improvement in its operating efficiencies and better gross margin.

ZONE Hong Kong and ZONE Singapore (collectively "ZONE Asia") achieved net profit during this period even though both countries were severely affected by the SARS outbreak in the second quarter of 2003. Profitability was achieved mainly through increasing its turnover while maximising its operating margin. The Group's continuing efforts in technological developments and business process improvements of the ZONE model are providing significant operating leverage for its ZONE telecommunications business, enabling it to remain competitive in the current difficult market conditions.

As the operating units focused their efforts on achieving their business and operating targets during this period, the Group has also embarked on certain strategic initiatives for the longer term benefit of the Group and its shareholders. Among these initiatives, the Group have progressively transformed the operating units into self-sustaining entities which can operate independently and are expected to be able to self-finance their respective projected growth.

In a challenging environment, the Group has delivered on its operating and financial targets for the first half of 2003. Looking ahead, for the next period, the Group is expected to continue to improve on its operating performance and financial position and to deliver on its goal to achieve positive EBITDA for the year of 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial results

The Group's turnover for the period under review increased by 43.1% to HK$201.2 million compared to HK$140.6 million for the corresponding period in 2002.

The gross profit increased by 125.2% from HK$37.7 million to HK$84.9 million. The gross profit as a percentage of total turnover increased from 26.8% to 42.2%.

The Group's EBITDA improved by HK$70.6 million to positive HK$14.3 million compared to negative HK$56.3 million for the prior period. This result was attributable mainly to the increase in turnover from existing and new services, higher gross margins and lower operating costs.

The operating loss for the period reduced to HK$8.2 million compared to HK$79.0 million for the previous corresponding period.

Consolidated net loss attributable to shareholders declined substantially to HK$8.3 million from HK$115.3 million for the previous corresponding period.

Financial resources, liquidity and gearing ratio

The Group relied on its internal resources to fund its operations during the period.

Bank balances and cash (excluding pledged deposits) were HK$29.9 million as at 30 June 2003 (31 December 2002: HK$31.1 million). The Group had pledged deposits amounting to HK$5.2 million as at 30 June 2003 (31 December 2002: HK$7.7 million). The Group had no bank borrowings during the period under review.

As at 30 June 2003, the Group's liabilities under equipment lease financing amounted to HK$3.8 million (31 December 2002: HK$7.4 million).

As at 30 June 2003, the net assets of the Group amounted to HK$188.0 million (31 December 2002: HK$196.4 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 2.0% (31 December 2002: 3.8%).

Foreign exchange risks

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong and United States dollars exchange rate remains pegged.

Contingent liabilities and commitments

As at 30 June 2003, there were no material contingent liabilities or commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the 2002 annual report.

Employee remuneration policy

As of 30 June 2003, the Group had 193 employees (31 December 2002: 214 employees) in Hong Kong and overseas.

The Group's remuneration policies are in line with local market practices where the Group operates and are formulated on the basis of the performance and experience of individual employee. In addition to salary payment, the Group also offers to its employees other fringe benefits including provident fund and medical benefits.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), except that the non-executive directors of the Company are not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated financial results for the six months ended 30 June 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2003 interim report of the Company containing all information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules will be published on both the Stock Exchange's website and the Company's website in due course.

APPRECIATION

The Board would like to thank the business associates, shareholders and customers for their continuous support and acknowledge its appreciation for the contribution and dedication of the Group's employees.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 3 September 2003